# DIJIYA ENERGY SAVING TECHNOLOGY INC.

## Financial Statements

December 31, 2022 and 2021

# Compilation Report

The Board of Directors
DIJIYA ENERGY SAVING TECHNOLOGY INC.

We have compiled the accompanying financial statements of DIJIYA ENERGY SAVING TECHNOLOGY INC. based on information you have provided. These financial statements comprise the balance sheets as of December 31, 2022 and 2021, and the statements of comprehensive income, changes in equity and cash flows for the years then ended December 31, 2022 and 2021, and a summary of significant accounting policies and other explanatory information.

We performed this compilation report in accordance with Taiwan Standards on Related Services 4410, *Engagements to Compile Financial Statements.*

We have applied our expertise in accounting and financial reporting to assist you in the preparation and presentation of these financial statements on the basis of accounting described in Note 4(1) to the financial statements. We have complied with relevant ethical requirements, including principles of integrity, objectivity, professional competence and due care.

These financial statements and the accuracy and completeness of the information used to compile them are your responsibility.

Since a compilation engagement is not an assurance engagement, we are not required to verify the accuracy or completeness of the information you provided to us to compile these financial statements. Accordingly, we do not express an audit opinion or a review conclusion on whether these financial statements are prepared in accordance with the basis of accounting described in Note 4(1).

Note 4(1) states the basis on which these financial statements are prepared. Accordingly, these financial statements are for your use only, and may not be suitable for other purposes.

Our compilation report is intended solely for your use in your capacity as management of DIJIYA ENERGY SAVING TECHNOLOGY INC., and should not be distributed to other parties.


Crowe (TW) CPAs
June 19, 2023

DIJIYA ENERGY SAVING TECHNOLOGY INC.

**Balance Sheets**

**December 31,2022 and 2021**

**(Expressed in NT Dollars)**

| Assets | December 31,2022 Amount | % | December 31,2021 Amount | % |
|---|---|---|---|---|
| Current assets | | | | |
| Cash and cash equivalents (note 5) | $ 10,520,276 | 2 | $ 6,963,788 | 2 |
| Notes and account receivable, net (note 5) | – | – | 200,000 | – |
| Notes and account receivable, net - related parties(notes 5 and 6) | 5,250 | – | 5,250 | – |
| Inventories (notes 4 and 5) | 361,718,961 | 81 | 380,391,886 | 80 |
| Prepayments (note 6) | 3,743,415 | 1 | 3,820,089 | 1 |
| Other current assets (note 5) | 25,578,912 | 6 | 24,207,640 | 5 |
| Total current assets | 401,566,814 | 90 | 415,588,653 | 88 |
| Property, plant and equipment, net (note 5) | 37,772,886 | 8 | 52,584,126 | 11 |
| Other assets | | | | |
| Intangible assets | 1,230,121 | – | 1,317,937 | – |
| Other non-current assets (note 5) | 8,288,882 | 2 | 4,837,685 | 1 |
| Total other assets | 9,519,003 | 2 | 6,155,622 | 1 |
| **TOTAL ASSETS** | $ 448,858,703 | 100 | $ 474,328,401 | 100 |

| Liabilities and Equity | December 31,2022 Amount | % | December 31,2021 Amount | % |
|---|---|---|---|---|
| Current liabilities | | | | |
| Notes and account payable, net | $ 9,573,505 | 2 | $ 7,326,067 | 1 |
| Notes and account payable, net- related parties(note 6) | 8,270,428 | 2 | 8,243,128 | 2 |
| Other payables | 4,212,680 | 1 | 4,695,213 | 1 |
| Deferred tax liabilities (note 5) | 295,162 | – | 290,514 | – |
| Other current liabilities | 286,414 | – | 1,105,502 | – |
| Total current liabilities | 22,638,189 | 5 | 21,660,424 | 4 |
| Non-current liabilities | | | | |
| Guarantee deposits received (note 6) | 10,000 | – | 210,000 | – |
| Other payables - related parties(note 5) | 140,200,055 | 31 | 70,304,000 | 15 |
| Total non-current liabilities | 140,210,055 | 31 | 70,514,000 | 15 |
| Total liabilities | 162,848,244 | 36 | 92,174,424 | 19 |
| Equity (note 5) | | | | |
| Share capital | 1,100,000,000 | 245 | 1,100,000,000 | 232 |
| Additional paid-in captital | 12,500,000 | 3 | 12,500,000 | 3 |
| Retained Earnings | | | | |
| Accumulated deficit | (826,489,541) | (184) | (730,346,023) | (154) |
| Total equity | 286,010,459 | 64 | 382,153,977 | 81 |
| **TOTAL LIABILITIES and EQUITY** | $ 448,858,703 | 100 | $ 474,328,401 | 100 |

The accompanying notes are an integral part of the financial statements.

# DIJIYA ENERGY SAVING TECHNOLOGY INC.

## Statements of Comprehensive Income

### For the years ended December 31, 2022 and 2021

#### (Expressed in NT Dollars)

| | 2022 | | 2021 | |
| --- | --- | --- | --- | --- |
| | Amount | % | Amount | % |
| Revenues (notes 5 and 6) | $ 10,990,804 | 100 | $ 625,071 | 100 |
| Cost of sales (note 5) | (39,818,645) | (362) | (59,098,992) | (9,455) |
| Gross profit | (28,827,841) | (262) | (58,473,921) | (9,355) |
| Operating expenses (notes 5 and 6) | | | | |
| Selling and marketing expenses | (1,532,779) | (15) | (1,322,289) | (212) |
| General and administrative expenses | (44,638,723) | (406) | (59,668,166) | (9,545) |
| Research and development expenses | (25,028,332) | (228) | (7,825,652) | (1,252) |
| Total operating expenses | (71,199,834) | (649) | (68,816,107) | (11,010) |
| Loss from operations | (100,027,675) | (911) | (127,290,028) | (20,365) |
| Non-operating gains and losses | | | | |
| Interest income | 10,080 | — | 3,234 | 1 |
| Other gains and losses (notes 5 and 6) | 3,953,008 | 36 | (2,391,937) | (383) |
| Interest expenses (notes 5 and 6) | (74,283) | (1) | (65,800) | (11) |
| Total non-operating gains and losses | 3,888,805 | 35 | (2,454,503) | (393) |
| Income before income tax | (96,138,870) | (876) | (129,744,531) | (20,758) |
| Income tax expense (benefit) (note 5) | 4,648 | — | (5,695) | (1) |
| Net Loss | $ (96,143,518) | (876) | $ (129,738,836) | (20,759) |
| Other comprehensive income | — | — | — | — |
| Total comprehensive loss | $ (96,143,518) | (876) | $ (129,738,836) | (20,759) |

The accompanying notes are an integral part of the financial statements.

## DIJIYA ENERGY SAVING TECHNOLOGY INC.

### Statements of Changes in Stockholders' Equity

### For the years ended December 31, 2022 and 2021

### (Expressed in NT Dollars)

| | Share capital | Capital Surplus | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2021 | $ 1,100,000,000 | 12,500,000 | (600,607,187) $ | 511,892,813 |
| Net loss in 2021 | — | — | (129,738,836) | (129,738,836) |
| Other comprehensive income in 2021 | — | — | — | — |
| Balance at December 31, 2021 | 1,100,000,000 | 12,500,000 | (730,346,023) | 382,153,977 |
| Net loss in 2022 | — | — | (96,143,518) | (96,143,518) |
| Other comprehensive income in 2022 | — | — | — | — |
| Balance at December 31, 2022 | $ 1,100,000,000 | $ 12,500,000 | $ (826,489,541) $ | 286,010,459 |

The accompanying notes are an integral part of the financial statements.

# DIJIYA ENERGY SAVING TECHNOLOGY INC.
## Statements of Cash Flows
### For the years ended December 31, 2022 and 2021
### (Expressed in NT Dollars)

| | 2022 | 2021 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (96,138,870) | $ (129,744,531) |
| Adjustment to reconcile of net income to net cash provided by operationg activities: | | |
| Depreciation expense | 18,709,993 | 29,183,535 |
| Amortization expense | 514,451 | 446,898 |
| (Reversal) allowance for doubtful accounts | (3,714,003) | 12,335,730 |
| Allowance for inventory valuation and obsolescence loss | 15,340,313 | 57,933,498 |
| Loss on disposal of intangible assets | — | 324,778 |
| Loss on disposal of property, plant and equipment, net | 6,008 | 2,496,559 |
| Unrealized foreign exchange loss, net | 2,753 | 20,480 |
| Changes in operating assets and liabilities: | | |
| Notes and account receivable | 200,000 | 139,927 |
| Inventories | 3,332,612 | (39,965,049) |
| Prepayments | (1,910,803) | (335,744) |
| Other current assets | 616,205 | (2,032,581) |
| Notes and account payable—non—related parties | 5,961,441 | (1,215,622) |
| Notes and account payable—related parties | 27,300 | (171,951) |
| Other payables—non—related parties | (482,533) | (2,515,938) |
| Other current liabilities | (819,088) | (187,838) |
| Net cash used in operating activities | (58,354,221) | (73,287,849) |
| **Cash flows from investing activities** | | |
| Additions to property, plant and equipment | (3,904,761) | (2,892,000) |
| Proceeds from disposal of property, plant and equipment | — | 1,171,399 |
| Decrease in refundable deposits | — | 1,905,009 |
| Additions to Intangible assets | (108,796) | (158,200) |
| Proceeds from disposal of intangible assets | — | 148,843 |
| Increase in deferred expenses | (3,769,036) | (319,490) |
| Net cash used in investing activities | (7,782,593) | (144,439) |
| **Cash flows from financing activities:** | | |
| Decrease in guarantee deposits received | (200,000) | — |
| Increase in other payable due to related parties | 69,896,055 | 70,304,000 |
| Net cash used in financing activities | 69,696,055 | 70,304,000 |
| **Effect of exchange rate changes on cash and cash equivalents** | (2,753) | (20,480) |
| **Net change in cash and cash equivalents** | 3,556,488 | (3,148,768) |
| **Cash and cash equivalents at beginning of year** | 6,963,788 | 10,112,556 |
| **Cash and cash equivalents at end of year** | $ 10,520,276 | $ 6,963,788 |
| Supplemental Disclosures | | |
| Cash paid for interest | $ 74,283 | $ 65,800 |
| Cash paid for income tax | $ — | $ — |

The accompanying notes are an integral part of the financial statements.

DIJIYA ENERGY SAVING TECHNOLOGY INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021
(Amounts Expressed in New Taiwan Dollars unless otherwise stated)

1. **Organization and activities**

DIJIYA ENERGY SAVING TECHNOLOGY INC. (the "Company") was incorporated as a company limited by shares under the provision of the Company Law of the Republic of China (ROC) on August 20, 2009. As of December 31, 2022 and 2021, the number of employees of the Company were approximately 38 and 37 employees.

The principal activities of the Company are the manufacturing and sale of LiFePO4 Battery Cell & Power Battery Packs.

2. **The date of authorization for issuance of the financial statements and procedures for authorization**

These financial statements were authorised for issuance by the Board of Directors on May 31, 2023.

3. **Recent Accounting Pronouncements**

The FASB issues Accounting Standards Updates (each, an "ASU") to amend the authoritative literature in the ASC. There have been several ASUs to date that amend the original text of the ASCs. Other than those discussed below, the Company believes those ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

4. **Summary of significant accounting policies**

The principal accounting policies applied in the preparation of these financial statements are set out below.

These policies have been consistently applied to all reporting periods, unless otherwise stated.

(1) Basis of preparation

The financial statements and accompanying notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(2) Foreign currency

The functional currency of the Company is determined by the primary economic environment in which the Company operates.

The financial statements are presented in New Taiwan dollars, which is the Company's functional currency.

A. Foreign currency transactions are translated into the functional currency using spot exchange rate at the dates of the transactions.

B. Monetary items denominated in foreign currencies are translated at the closing rate at the balance sheet date. Exchange differences arising upon translation at the balance sheet date are recognised in profit or loss.

C. Non-monetary items denominated in foreign currencies held at fair value through profit or loss are translated at closing rate at the balance sheet date; their translation differences are recognised in profit or loss.

Non-monetary items denominated in foreign currencies held at fair value through other comprehensive income are translated at the closing rate at the balance sheet date; their translation differences are recognised in other comprehensive income.

Non-monetary items denominated in foreign currencies that are measured at cost are translated using the historical exchange rates at the dates of the transactions.

D. All foreign exchange gains and losses are presented in the statement of comprehensive income within 'other gains and losses'

(3) Going Concern Consideration

As of December 31, 2022, the Company had a negative cash flow from operating activities of $58,354,221, and net loss of $96,143,518. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The borrowings of the Company as of December 31, 2022 are from the related parties, which will not repayable within the next 12 months and are subject to renewal and the management is confident that these borrowings can be renewed upon expiration.

Management represents that there is sufficient working capital to sustain operations longer than twelve months.

(4) Classification of current and non-current items

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

(a) Assets that are expected to be realised, or are intended to be sold or consumed within the normal operating cycle;

(b) Assets held mainly for trading purposes;

(c) Assets that are expected to be realised within twelve months from the balance sheet date;

(d) Cash or cash equivalents, excluding cash and cash equivalents that are restricted from being exchanged, used to settle liabilities for at least twelve months after the balance sheet date or restricted by other factors.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

(a) Liabilities that are expected to be settled within the normal operating cycle;

(b) Liabilities held mainly from trading activities;

(c) Liabilities that are to be settled within twelve months after the balance sheet date;

(d) Liabilities for which the repayment date cannot be deferred unconditionally for at least twelve months after the balance sheet date.

(5) Cash and Cash equivalents

Cash equivalents refer to short-term, highly liquid time deposits or investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(6) Accounts and other receivables

Accounts receivable are loans that are created by the entity by selling goods or providing services to customers and are initially recognised at fair value plus transaction costs that are directly attributable to the acquisition. Accounts receivable are subsequently measured at amortised cost using the effective interest method, less impairment loss. Interest amortised using the straight-line method is recognised in profit or loss.

(7) Inventories

At the end of year, inventories are evaluated at the lower of cost or net realizable value. The individual item approach is used in the comparison of cost and market, except where it may be appropriate to group similar or related items. The calculation of net realizable value should be based on the estimated selling price in the normal course of business, net of estimated costs of completion and estimated selling expenses. A provision is made for obsolete or slow-moving items and is charged against current cost of sales.

(8) Property, plant and equipment

A. Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalised.

B. In case of replacement of one part of the property, plant and equipment, the new part is capitalised to the extent that it is probable that future economic benefits associated with the item will flow to the Company, and the carrying amount of the part replaced is derecognised. All other repairs and maintenance are charged to profit or loss when incurred.

C. Property, plant and equipment are measured at cost model subsequently. Land is not depreciated. Other property, plant and equipment are depreciated using the straight-line method over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately, unless it is impracticable. The estimated useful lives of property, plant and equipment are as follows:

| | |
|---|---|
| Machinery | 5-8 years |
| Transportation equipment | 5 years |
| Operation facilities | 2-5 years |
| Other equipment | 2-5 years |

(9) Impairment of non-financial assets

Management evaluates the Company's long-lived assets, excluding goodwill, that consist of property, plant and equipment and intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying amount of the asset over the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third - party independent appraisers, as considered necessary.

(10) Employee benefits

A. Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid and are recognised as expenses in the period in which the employees render service.

B. The amount that the Company shall appropriate in a designated pension account according to law is recognised as pension expenses on an accrual basis.

(11) Revenue recognition

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The standard did not affect the Company's financial position, or cash flows. There were no changes to the timing of revenue recognition as a result of the adoption.

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provided a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer.

- Identify the performance obligations in the contract.

- Determine the transaction price.

- Allocate the transaction price to the performance obligations in the contract

9

- Recognize revenue when or as performance obligations are satisfied.

(12) Lease

The Company has elected the adoption under ASC Topic 842, Leases, which allows the Company to apply the transition provision at the Company's adoption date instead of at the earliest comparative period presented in the financial statements. The Company elected the optional practical expedient permitted under the transition guidance which allows the Company to carry forward the historical accounting treatment for existing leases upon adoption.

For a lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs, and prepaid lease payments, reduced by any lease incentives received before lease commencement.

The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

As of January 1, 2022, the Company adopted ASC Topic 842, Leases, which allows the Company to apply the transition provision at the Company's adoption date instead of at the earliest comparative period presented in the financial statements. Therefore, the Company recognized and measured leases existing at January 1, 2022 but without retrospective application. In addition, the Company elected the optional practical expedient permitted under the transition guidance which allows the Company to carry forward the historical accounting treatment for existing leases upon adoption. No impact was recorded to the beginning retained earnings for ASC Topic 842.

(13) Income tax

A. The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or items recognised directly in equity, in which cases the tax is recognised in other comprehensive income or equity.

B. The current income tax liabilities are calculated based on the tax rate enacted at the balance sheet date.

C. Deferred tax is recognised, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax is determined using tax rates (and laws) that have been enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

D. Deferred tax asset are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax balances will not be realized in future periods. Decrease to the valuation allowance are recorded as reductions to the Companys's provision for income taxes and increases to the valuation allowance result in addintional provision for income taxes.

E. A deferred tax asset is recognised for the carryforward of unused tax credits resulting from unused taxable loss, acquisitions of equipment or technology, research and development expenditures and equity investments to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilised.

## 4. Critical estimates and key sources of assumption uncertainty

The preparation of these financial statements requires management to make critical assumptions and estimates concerning future events based on the conditions existing at the balance sheet date. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(1) Impairment assessment of tangible and intangible assets

The Company assesses impairment based on its subjective judgement and determines the separate cash flows of a specific group of assets, useful lives of assets and the future possible income and expenses arising from the assets depending on how assets are utilised and industrial characteristics. Any changes of economic circumstances or estimates due to the change of Company strategy might cause material impairment on assets in the future.

11

(2) Realisability of deferred tax assets

Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised. Assessment of the realisability of deferred tax assets involves critical accounting judgements and estimates of the management, including the assumptions of expected future sales revenue growth rate and profit rate, available tax credits, tax planning, etc. Any variations in global economic environment, industrial environment, and laws and regulations might cause material adjustments to deferred tax assets.

(3) Evaluation of inventories

As inventories are stated at the lower of cost and net realisable value, the Company must determine the net realisable value of inventories on balance sheet date using judgements and estimates. Due to the rapid technology innovation, the Company evaluates the amounts of normal inventory consumption, obsolete inventories or inventories without market selling value on balance sheet date, and writes down the cost of inventories to the net realisable value. Such an evaluation of inventories is principally based on the demand for the products within the specified period in the future. Therefore, there might be material changes to the evaluation.

## 5. The contents of statements of major accounting items

### (1) Cash and Cash Equivalents

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Cash on hand | $ 126,775 | $ 121,612 |
| Saving account | 10,393,501 | 6,842,176 |
| Total | $ 10,520,276 | $ 6,963,788 |

### (2) Notes Receivable, Account Receivable and Other Receivable

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Non-related parties |  |  |
| Notes receivable | $ — | $ 200,000 |

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Accounts receivable | $ — | $ 119,316 |
| Less: allowance for bad debts | — | (119,316) |
| Net amount | $ — | $ — |
| | | |
| Other receivable | $ 8,621,727 | $ 12,335,730 |
| Less: allowance for bad debts | (8,621,727) | (12,335,730) |
| Net amount | $ — | $ — |

Movements on allowance for uncollectible accounts are as follows:

|  | 2022 | 2021 |
|---|---|---|
| **Accounts receivable** | | |
| Balance at January 1 | $ 119,316 | $ 119,316 |
| Less: Amounts written off | (119,316) | — |
| Balance at December 31 | $ — | $ 119,316 |
| | | |
| **Other receivable** | | |
| Balance at January 1 | $ 12,355,730 | $ — |
| Add: Provision for loss allowance | — | 12,355,730 |
| Less: Reversal of loss allowance | (3,714,003) | — |
| Balance at December 31 | $ 8,621,727 | $ 12,355,730 |

(3)Inventories

A.Details of inventories are as follows:

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Raw materials | $ 24,569,186 | $ 20,690,664 |
| Working in process | 463,672,543 | 468,070,710 |
| Finished goods | 24,288,814 | 27,101,781 |
| Merchandise inventories | 2,330,089 | 2,330,089 |
| Subtotal | 514,860,632 | 518,193,244 |
| Less: Allowance for inventory valuation and obsolescence losses | (153,141,671) | (137,801,358) |
| Totals | $ 361,718,961 | $ 380,391,886 |
| Pledge | None | None |

13

B. In 2022 and 2021, cost of sales consisted of the following related gains or losses:

|  | 2022 | 2021 |
|---|---|---|
| Loss on inventory valuation and obsolescence | $ 15,340,313 | $ 57,933,498 |
| Cost of goods sold | 24,478,332 | 1,165,494 |
| Total | $ 39,818,645 | $ 59,098,992 |

(4) Other current assets

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Accumulated offset against business tax payable | $ 25,368,967 | $ 23,281,490 |
| Other | 209,945 | 826,150 |
| Total | $ 25,578,912 | $ 24,207,640 |

(5) Property, plant and equipment

|  | 2022 | | | | |
|---|---|---|---|---|---|
|  | Opening Balance | Additions | Disposals | Reclassifi--cation | Ending Balance |
| Original cost |  |  |  |  |  |
| Machienry equipment | $ 232,052,241 | $ 3,690,240 | $ — | $ — | $ 235,742,481 |
| Transportation equipment | 5,634,689 | 51,521 | — | — | 5,686,210 |
| Operation facilities | 3,771,058 | — | (289,336) | — | 3,481,722 |
| Other equipment | 13,579,021 | 163,000 | (563,300) | — | 13,178,721 |
| Subtotal | 255,037,009 | 3,904,761 | (852,636) | — | 258,089,134 |
| Accumulated depreciation |  |  |  |  |  |
| Machienry equipment | 181,376,412 | 17,388,582 | — | — | 198,764,994 |
| Transportation equipment | 5,450,123 | 227,501 | — | — | 5,677,624 |
| Operation facilities | 3,725,728 | 57,322 | (301,328) | — | 3,463,722 |
| Other equipment | 11,900,620 | 1,054,588 | (563,300) | — | 12,391,908 |
| Subtotal | 202,452,883 | 18,709,993 | (864,628) | — | 220,298,248 |
| Net amount | $ 52,584,126 | $ (14,805,232) | $ (6,008) | $ — | $ 37,772,886 |

14

|  | 2021 | | | | |
|  | Opening Balance | Additions | Disposals | Reclassifi--cation | Ending Balance |
|---|---|---|---|---|---|
| **Original cost** | | | | | |
| Machienry equipment | $ 253,327,347 | $ 2,720,000 | $ (25,120,106) | $ 1,125,000 | $ 232,052,241 |
| Transportation equipment | 6,514,689 | — | (880,000) | — | 5,634,689 |
| Operation facilities | 3,789,058 | — | (18,000) | — | 3,771,058 |
| Other equipment | 13,818,059 | 172,000 | (411,038) | — | 13,579,021 |
| Subtotal | 277,449,153 | 2,892,000 | (26,429,144) | 1,125,000 | 255,037,009 |
| **Accumulated depreciation** | | | | | |
| Machienry equipment | 176,806,006 | 26,820,410 | (22,250,004) | — | 181,376,412 |
| Transportation equipment | 4,416,383 | 1,168,182 | 134,442 | — | 5,450,123 |
| Operation facilities | 3,743,728 | — | (18,000) | — | 3,725,728 |
| Other equipment | 11,064,417 | 1,194,943 | (358,740) | — | 11,900,620 |
| Subtotal | 196,030,534 | 29,182,535 | (22,761,186) | — | 202,452,883 |
| Net amount | $ 81,418,619 | $ (26,290,535) | $ (3,667,958) | $ 1,125,000 | $ 52,584,126 |

A. As of December31, 2022 and 2021, no property, plant and equipment were pledged to others.

B. No interest was capitalized on the property, plant and equipment for the years ended December 31, 2022 and 2021.

(6) Other non-current assets

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Prepaid equipment | $ 3,867,281 | $ — |
| Prepaid construction expense | 8,571 | 276,428 |
| unamortized expense | 318,039 | 466,266 |
| Refundable deposits | 4,094,991 | 4,094,991 |
| Total | $ 8,288,882 | $ 4,837,685 |

(7) Pension plans

The Company has established a funded defined contribution pension plan (the "Plan") under the Labor Pension Act. Under the Plan, the Company contributed monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are portable when the employment is terminated. The pension cost under the defined contribution plan for the years ended December 31, 2022 and 2021 were $1,120,038 and $1,267,481 respectively.

(8) Equity

A.Common stock

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Numbers of shares authorized (in thousands) | 150,000 | 150,000 |
| Authorized capital | $ 1,500,000,000 | $ 1,500,000,000 |
| Number of shares issued (in thousands) | 110,000 | 110,000 |
| Paid-in capital | $ 1,100,000,000 | $ 1,100,000,000 |

(a) Fully paid ordinary shares, which have a par value of NT$10, carry one vote per share and carry a right to dividends.

(b) In 2022 and 2021, the number of shares outstanding at the beginning and end of the period were 110,000,000 shares and did not change.

B. Capital surplus

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| May be used to offset a deficit, distributed as cash dividends, or transferred to share capital ∗ | | |
| Issuance of ordinary shares | $ 12,500,000 | $ 12,500,000 |

∗   The excess of capital surplus over the par value of stock issued (including the issuance of ordinary shares in excess of par value, conversion premium of corporate bonds, etc.) may be used to make up losses. It may be used to pay cash dividends or capitalize as equity when the Company has no losses, provided that the capitalization is limited to a certain percentage of the paid-in capital each year.

C.Legal reserve

The ROC Company Act stipulates that companies must retain at least 10% of their annual earnings, as defined in the Act, until such retention equals the Company's paid-in capital.   This retention is accounted for as a legal reserve account upon approval at the shareholders' meeting.   Legal reserve may be used to offset a deficit.   When a company does not have accumulated deficits, it may distribute its legal reserve by issuing new shares or cash.   However, the distributable amount should be limited to the amount that exceeds 25 percent of the paid-in capital.

D. Retained earnings and dividend policy

According to the Articles of Incorporation of the Company, a ratio of profit of the current year distributable, after covering accumulated losses, shall be distributed as employees' compensation. The ratio shall not be lower than 1% for employees' compensation.

According to the Company's articles of incorporation, 10% of annual net earnings (net of income taxes and losses from prior years) is to be set aside as a legal reserve until the balance of legal reserve is equal to the Company's capital stock.   After the above appropriations, the board of directors may propose a distribution plan for the remaining earnings upon approval by the shareholders.

(9) Income tax

A. Income tax recognized in profit or loss:

|  | 2022 | 2021 |
|---|---|---|
| Current income tax expense | $ — | $ — |
| Deferred income tax revenue | 4,648 | (5,695) |
| Income tax expense (benefit) | $ 4,648 | $ (5,695) |

B. A reconciliation of income tax expense and accounting profit is as follows:

|  | 2022 | 2021 |
|---|---|---|
| Loss before tax | $ (96,138,870) | $ (129,744,531) |
| Income tax expense at the statutory rate (20%) | (19,227,773) | (25,948,906) |
| Nondeductible expenses in determining taxable income | 59,897 | 3,222 |
| Unrecognized as the impact of deferred income tax assets | 19,172,524 | 25,939,989 |
| Income tax expense (benefit) | $ 4,648 | $ (5,695) |

C. As of December 31, 2022 and 2021, deferred tax assets and liabilities were as follows:

|  | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Deferred tax liabilities |  |  |
| Unrealised foreign exchange gains | $ 295,162 | $ 290,514 |

17

D. Loss carryforwards as of December 31, 2022 comprised:

| Unused Amount | | Expire Year |
|---|---|---|
| $ | 26,631,716 | 2023 |
| | 52,689,337 | 2024 |
| | 93,570,609 | 2025 |
| | 102,009,053 | 2026 |
| | 133,019,020 | 2027 |
| | 334,878,831 | 2028 |
| | 167,815,026 | 2029 |
| | 70,208,953 | 2030 |
| | 59,430,723 | 2031 |
| | 84,353,128 | 2032 |
| $ | 1,124,606,396 | |

E. The Company's income tax returns for all the fiscal years up to 2021 have been assessed and approved by the R.O.C. Tax Authorities.

(10) Operating leases

A. The Company as lease

Operating leases relate to lease of plant and office with lease terms of 3 years. The Company dose not have a bargain purchase option to acquire the lease plant and office at the expiration of the lease period.

The future minimum lease payments of non-cancellable operating lease commitments were as follows:

| | | 2022 | | 2021 |
|---|---|---|---|---|
| Not later than 1 year | $ | 30,321,356 | $ | 25,321,356 |
| Later than 1 year and not later than 5 years | | 57,900,000 | | 19.040,678 |
| Total | $ | 88,221,356 | $ | 44,362,034 |

The lease payments recognized in profit or loss for the years ended December 31, 2022 and 2021 were $25,339,813 and $24,078,813, respectively. As of December 31, 2022 and 2021, the Company provided notes as guarantees for the lease of office space amounting to $4,094,991 and $4,094,991.

B.Subleases under operating lease arrangement

As of December 31, 2022, the total future minimum sublease payments expected to be received under non-cancellable subleases are $60,000.

(11) Financial cost

|  | 2022 | 2021 |
| --- | --- | --- |
| Interest on loans from related parties | $ 74,283 | $ 65,800 |

(12) Other gains or loss

|  | 2022 | 2021 |
| --- | --- | --- |
| Foreign exchange gain (loss), net | $ 181,595 | $ (3,331 ) |
| Rental income | 60,000 | 60,000 |
| Other income | 3,418 | 372,731 |
| Loss on disposal of property, plant and equipment | (6,008 ) | (2,496,559) |
| Gain on reversal for bad debt expense | 3,714,003 | — |
| Loss on disposal of intangible asset | — | (324,778) |
| Total | $ 3,953,008 | $ (2,391,937) |

(13) Expenses by nature

Employee benefit expenses, depreciation and amortization are summarized as follows:

|  | 2022 | | | 2021 | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Operating cost | Operating Expenses | Total | Operating cost | Operating Expenses | Total |
| Employee benefit expenses |  |  |  |  |  |  |
| Salaries | $ 8,564,867 | $ 12,447,228 | $ 21,012,095 | $ 10,725,473 | $ 14,083,835 | $ 24,809,308 |
| Insurance | 1,141,370 | 1,039,829 | 2,181,199 | 1,336,202 | 1,568,507 | 2,904,709 |
| Pension | 620,950 | 499,088 | 1,120,038 | 740,728 | 526,753 | 1,267,481 |
| Others | 452,800 | 620,934 | 1,073,734 | 17,700 | 14,100 | 31,800 |
|  | $ 10,779,987 | $ 14,607,079 | $ 25,387,066 | $ 12,820,103 | $ 16,193,195 | $ 29,013,298 |
| Depreciation | $ 16,187,530 | $ 2,522,463 | $ 18,709,993 | $ 24,863,132 | $ 4,320,403 | $ 29,183,535 |
| Amortization | $ — | $ 514,451 | $ 514,451 | $ — | $ 446,898 | $ 446,898 |

## 6.Related parties transactions

### (1)Name of related parties and the relationship with the Company

| Name of related parties | Relationship |
|---|---|
| Jordan Green Technology (Dg) Co., Ltd. (Jordan Green) | Associates |
| Laing Ban International Inc. (Laing Ban) | Associates |
| Dijiya International Inc. | Associates |
| Huang, Kuo-Chin | Supervisor |
| Hrev Co., Ltd. (Hrev) | Associates |

### (2)Significant transactions and balances with related parties

A. The amounts of the Company's sales and its outstanding balance are as follows:

| | Sales | | Notes receivable－related parties | |
|---|---|---|---|---|
| | 2022 | 2021 | 2022.12.31 | 2021.12.31 |
| Hrev | $          － | $     241,831 | $          5,250 | $          5,250 |

B. The amounts of the Company's purchase and its outstanding balance are as follows:

| | Purchase | | Notes payable－related parties | |
|---|---|---|---|---|
| | 2022 | 2021 | 2022.12.31 | 2021.12.31 |
| Laing Ban | $          － | $          － | $          27,300 | $          － |

| | Purchase | | Accounts payable - related parties | |
|---|---|---|---|---|
| | 2022 | 2021 | 2022.12.31 | 2021.12.31 |
| Jordan Green | $          － | $          － | $     8,243,128 | $     8,243,128 |

C. Loan from related party

Loans from related parties of the Company in 2022 and 2021 are as follows (part of other non-current liabilities):

| | 2022 | | 2021 | |
|---|---|---|---|---|
| | Highest Balance | Ending Balance | Highest Balance | Ending Balance |
| Huang, Kuo-Chin | $   140,200,055 | $   140,200,055 | $   70,304,000 | $   70,304,000 |

D. Others transactions

i. Guarantee deposits received

| Name | 2022.12.31 | 2021.12.31 |
|---|---|---|
| Laing Ban | $ 10,000 | $ 10,000 |

ii. Disposal of patent, unamortized expense, property, plant and equipment

| | Proceeds from Disposal | | Gain on disposal of assets | |
|---|---|---|---|---|
| | 2022 | 2021 | 2022 | 2021 |
| Hrev | $ — | $ 156,285 | $ — | $ — |

iii. Prepayment for goods

| | 2022 | 2021 |
|---|---|---|
| Hrev | $ 2,415,907 | $ 2,850,000 |

iv. Rental revenue

| | 2022 | 2021 |
|---|---|---|
| Laing Ban | $ 60,000 | $ 60,000 |

**7. Assets pledged as collateral or for security:** None.

**8. Significant contingent liabilities and unrecognized commitments:** None.

**9. Losses on catastrophic disasters:** None.

**10. Significant subsequent event:** None.

**11. Others:** None.